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                              July 6, 2023

       Chi Ming Lam
       Chief Executive Officer and Chairman
       Ming Shing Group Holdings Ltd
       8/F, Cheong Tai Factory Building
       16 Tai Yau Street
       San Po Kong, Kowloon
       Hong Kong

                                                        Re: Ming Shing Group
Holdings Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed June 23, 2023
                                                            File No. 333-272861

       Dear Chi Ming Lam:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form F-1

       Use of Proceeds, page 46

   1. Please disclose the dollar amount of net proceeds of the offering, and the dollar amount of net proceeds you will
allocate to each of the purposes listed in this section. In addition, please clarify the
significance of the information provided in each of the footnotes to the table. Finally, if you
have already repaid indebtedness included in the table, it is unclear why you present this
information in the use of proceeds section, as it appears that you would not need to use
proceeds of the offering to repay these amounts.
 Chi Ming Lam
Ming Shing Group Holdings Ltd
July 6, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Ameen Hamady at 202-551-3891 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Pam Long at 202-551-3765 with any other questions.



                                                           Sincerely,
FirstName LastNameChi Ming Lam
                                                           Division of
Corporation Finance
Comapany NameMing Shing Group Holdings Ltd
                                                           Office of Real
Estate & Construction
July 6, 2023 Page 2
cc:       Daniel D. Nauth, Esq.
FirstName LastName